EXHIBIT 4(l)

STATE AUTO FINANCIAL CORPORATION

AMENDMENT NO. 6
TO THE
1991 EMPLOYEE STOCK PURCHASE
AND
DIVIDEND REINVESTMENT PLAN

The 1991 Employee Stock Purchase and Dividend Reinvestment Plan (the "Plan") is hereby amended pursuant to the following provisions:

1.    Definitions: For the purposes of the Plan and this amendment, all capitalized terms used in this amendment which are not otherwise defined herein shall have the respective meanings given such terms in the Plan.

2.    Sale of Shares: In order to provide for consistent ownership of shares for a reasonable period of time, effective January 1, 2010, Section XII of the Plan is hereby amended by adding a new last paragraph to read as follows:

Notwithstanding the foregoing, effective for Subscription Periods beginning on or after January 1, 2010, and subject to the provisions of Section XIX, an active employee Participant may at any time and without withdrawing from the Plan, by giving written notice to the Agent, direct the Agent to sell all or part of the shares held on behalf of such Participant subject to the requirement that such shares be held in the Participant's Plan Account for a period of at least one year from the date of purchase or 18 months from the last trading day preceding the Subscription Period (the "Grant Date").

3.    Withdrawal from the Plan: In order to provide for consistent ownership of shares for a reasonable period of time, effective January 1, 2010, Section XIII of the Plan is hereby amended by adding a new last paragraph to read as follows:

Notwithstanding the foregoing, effective January 1, 2010, and subject to the provisions of Section XIX, an active employee Participant may at any time withdraw from the Plan by giving written notice to the Agent. Such notice shall indicate the Participant's election to receive either common stock or cash for the full number of shares of common stock in the Participant's Plan Account, subject to the requirement that such shares be held in the Participant's Plan Account for a period of at least one year from the date of purchase or 18 months from the Grant Date.

4.    Administration: In order to clarify the means of providing elections and participant direction to the Company, Committee, Agent or any of their designees, Section XVIII is hereby amended by adding a new last paragraph to read as follows:

The Committee may include in any process or procedure for administering the Plan, the use of alternative media, including, but not limited to, telephonic, facsimile, computer or other such electronic means as available. Use of such alternative media shall be deemed to satisfy any Plan provision requiring a "written" document or an instrument to be signed "in writing" to the extent permissible under the Code and applicable regulations.

5.    Effective Date; Construction: This amendment shall be deemed to be a part of the Plan as of such effective date reflected above. In the event of any inconsistencies between the provisions of the Plan and this amendment, the provisions of this amendment shall control. Except as modified by this amendment, the Plan shall continue in full force and effect without change.